Principal
         Financial                                        Principal Life
         Group                                            Insurance Company

                                                          Princor Financial
                                                          Services Corporation

January 27, 2003



VIA ELECTRONIC SUBMISSION

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC  20549

RE: Principal Life Insurance Company Variable Life Separate Account Pre-Effective Amendment No.1 to Form N-6 filed on January 21, 2003 File No. 333-102599
         Accession Number:  0000870786-03-000017

Ladies and Gentlemen:

We previously filed the above-referenced Form N-6 registration statement in error. We hereby request that such registration statement be withdrawn at your earliest convenience. We request this withdrawal because the incorrect submission form type was submitted. If you have any questions concerning this matter, please call me.

Thank you for your assistance in this matter.

Sincerely

/s/ Jean B. Schustek

Jean B. Schustek
Assistant Vice President-Registered Products
Phone (515) 235-6086
Fax (515) 248-4745

JBS/ka

The Principal Home Office: Des Moines, Iowa USA 50392-0200 (800) 451-5447 Securities offered through Princor Financial Services Corporation,
Des Moines, IA  50392-0200  Fax (515) 248-4745
Principal Life and Princor are members of the Principal Financial Group